Exhibit 99.28

LINEAR GOLD CORP

Linear Gold Drills High-grade Gold at the Laguna Chica Zone, Ixhuatán Project, Mexico

October 25, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has cut additional high-grade gold mineralization from drilling at its 100% owned Ixhuatán project in Chiapas, Mexico. The new results are from the drilling of the Laguna Chica zone located 725 metres southeast of the Campamento gold deposit. Highlights from the drilling at Laguna Chica are as follows:

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Hole IXLC-02 cut 22 metres containing 10.0 grams per tonne gold in oxides from 4 metres depth including:

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6.0 metres grading 30.8 grams per tonne gold from 20 metres depth.

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Hole IX-111 cut 2 metres that grade 20.6 grams per tonne gold from 36 metres depth.

The results from drilling at Laguna Chica are summarized below:

Drill Hole	From	To	Interval (Metres)*	Gold (gpt)	Silver (gpt)
IX-111	16	30	14	0.5	13.4
Including	16	18	2	2.5	21.8
IX-111	36	38	2	20.6	10.4
IX-111	60	62	2	7.4	16.7

IXLC-01	42	46	4	1.7	26.1
IXLC-01	82	84	2	1.4	1.1

IXLC-02	4	26	22	10.0	7.6
Including	20	26	6	30.8	14.9

* Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths, and (gpt) refers to grams per tonne.

Laguna Chica Zone

The Laguna Chica zone is marked by anomalous gold in soil samples over an area roughly 300 metres by 150 metres in size.  The gold soil anomaly is located approximately 700 metres to the SE of the Campamento gold resource along the north face of an eastwest to northwest trending ridge.  Gold and silver mineralization appears to be hosted primarily by manganese-bearing fractures and quartz veinlets around the margin of a fine-grained, intermediate composition igneous intrusion.  Drilling results have now been received for four drill holes in this area.

Previous drilling results reported in September of 2006, include a 10.4 metre intercept from hole IX-109 that contains 6.0 grams per tonne gold and 31.8 grams per tonne silver located immediately beneath 11.6 metres of overburden.  A higher grade interval, contained within this intercept, included 4.4 metres that grade 10.7 grams per tonne gold and 54.8 grams per tonne silver from 11.6 metres depth.

Hole IXLC-02 was drilled 40 metres to the southwest of Hole IX-109 at an azimuth of 330 degrees and an inclination of -60 degrees.  The hole cut 22 metres of high-grade gold mineralization that contains 10.0 grams per tonne gold and 7.6 grams per tonne silver.  This intercept includes a higher grade 6.0 metre zone containing 30.8 grams per tonne gold with individual two metre samples grading 21.7 grams per tonne gold, 61.7 grams per tonne gold, and 9.0 grams per tonne gold.  The true thickness of this interval and the overall geometry of the gold zone are not yet known.

Hole IX-111 was collared from the same pad as IX-109 at an azimuth of 40 degrees and an inclination of -60 degrees.  This hole was testing a deeper structural target and was not attempting to offset the near-surface mineralization cut by IX-109.  The hole cut 2 metres containing 2.5 grams per tonne gold and 21.8 grams per tonne silver in the sample interval immediately below 16 metres of overburden.  This interval is contained within a longer 14 metre silver-bearing interval that grades 13.4 grams per tonne silver and 0.5 grams per tonne gold.  The hole also cut two higher grade gold intervals including 2 metres grading 20.6 grams per tonne gold from 36 metres depth, and a 2 metre interval from 60 metres depth that grades 7.4 grams per tonne gold.

Hole IXLC-01 was collared 65 metres to the south-southeast of IX-109 at an elevation that is 37 metres higher.  The hole was drilled along an azimuth of 330 degrees and an inclination of -60 degrees.  The hole cut two separate mineralized intervals including 4 metres grading 1.7 grams per tonne gold with 26.1 grams silver from 42 metres depth.  The second 2 metre interval grades 1.4 grams per tonne gold from 82 metres depth.

Drilling continues at Laguna Chica to explore for the offset to the high-grade oxide gold intercepts cut by holes IXLC-02 and IX-109.  Drilling is also continuing at the Cerro La Mina gold-copper-molybdenum system, and at the NW Campamento target area, all within the Ixhuatán project.

Phil Pyle, Linear’s Vice President of Exploration states: “The successful offset to hole IX-109 indicates additional potential for near surface, high-grade gold at Laguna Chica, which can potentially complement early stage production from the Campamento gold deposit. Aggressive drilling programs are underway both at Laguna Chica and at the newly recognized zone of high-value mineralization at Cerro La Mina, while the scoping study is being completed for the Campamento deposit.”

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website http://www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

Linear Gold Corp.

2000 Barrington St., Suite 502, Halifax, NS, Canada  B3J3K1

Telephone: (902) 422-1421  Facsimile:  (902) 491-4281    Internet: www.lineargoldcorp.com